Exhibit 99.2

NYMOX PHARMACEUTICAL CORPORATION

MANAGEMENT PROXY CIRCULAR

March 31, 2015

This proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Nymox Pharmaceutical Corporation (the “Corporation”) for use at the Special Meeting of the shareholders of the Corporation (the "Meeting") will be held on April 23, 2015 at the Sheraton Montreal Airport Hotel, 555 McMillan Boulevard, Montreal, Quebec, Canada H9P 1B7, at 3:00 pm EST.

1)	SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of the Corporation, and the cost of solicitation will be borne by the Corporation. This solicitation of proxies is being undertaken by mail.

2)	APPOINTMENT AND REVOCATION OF PROXIES

The proxies must be received by the Corporation before 5:00 p.m. (Eastern Daylight Time), April 21, 2015. A shareholder executing the enclosed proxy has the power to revoke it any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Corporation at any time up to the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman on the day of the Meeting or any adjournment thereof. The address of the office of the transfer agent of the Corporation is:

Computershare Investor Services, Inc.
Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

A shareholder has the right to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her in attendance and to act on his or her behalf at the Meeting other than the individuals designated by the management of the Corporation and named in the enclosed form of the proxy. In such event, the names of such individuals should be deleted and the name of the nominee inserted in the blank space provided for on the form of proxy.

3)	VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they have been appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR a motion to transfer the Company's head office and domicile from Quebec, Canada to the Bahamas.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, variation, or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgment. As of the date hereof, the management of the Corporation does not anticipate that any such amendment or variation will be presented or that any other matter will come before the Meeting.

All matters properly brought before the Meeting shall be decided by a majority of shares voted thereupon except as specifically provided in this Circular.

Revocation of Proxies: A shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, at the Secretary's office of the Corporation, 9900 Cavendish Blvd., Suite 306, St. Laurent, QC, Canada H4M 2V2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof; or in any other manner permitted by law.

Notice and Access: The Corporation has elected not to send proxy-related materials to registered holders or beneficial holders using the new notice-and-access procedures.

Proxy Related Materials – Non-Objecting Beneficial Owners: The Corporation is sending proxy-related materials directly to non-objecting beneficial owners under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer.

Payment to Deliver Materials to Objecting Beneficial Owners: The Corporation has agreed to pay for intermediaries to deliver to objecting beneficial owners under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

4)	VOTING SHARES

As at March 31, 2015, 36,755,506 common shares without par value of the Corporation were outstanding. The holders of common shares will be entitled to one vote per share. The right to vote is determined by the registration of a holder of common shares on the shareholders' list of the Corporation as at the close of business on March 24, 2015 (the “Record Date”) except where a person has transferred any of his or her shares after the Record Date, in which case the transferee is entitled to vote his or her shares at the Meeting provided he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the shares, and demands, not later than ten days before the Meeting, that his or her name be included in the shareholders' list of the Corporation before the Meeting. The right to receive the Notice is determined by the registration of a holder of common shares on the shareholders' list of the Corporation on the Record Date.

Any individual authorized by a resolution of the directors or governing body of a body corporate or association being a shareholder of the Corporation is entitled to represent it at the Meeting.

If two or more persons hold common shares of the Corporation jointly, one of those holders present at the Meeting may in the absence of the others vote the shares. If two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

5)	PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the directors and officers of the Corporation, as at March 31, 2015, only the following persons were beneficial owners, directly or indirectly, or exercised control or direction over more than 10% of the outstanding common shares of the Corporation:

Name of Shareholders	Number of Common Shares	Percentage of the Class

Dr. Paul Averback	10,931,448	29.7%
As joint trustee of a family trust	607,031	1.7%

6)	INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Neither the Corporation nor its subsidiaries are currently or have been party to, or are currently contemplating, any material transaction or any proposed transaction, which has materially affected or would materially affect the Corporation, with any insider of the Corporation, nor with any associate or affiliate of such insider.

The Management of the Corporation is not aware of any amendment regarding the items on the agenda set forth in the Notice and of any other item which could be submitted to the Meeting other than those mentioned in the Notice. However, should any amendment or other business be duly submitted to the Meeting, the attached form of proxy confers discretionary authority upon the persons designated therein to vote on the amendments concerning the matters mentioned in the Notice or any other business in accordance with their best judgment.

7)	ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended December 31, 2014. All of this information, as well as additional information relating to the Corporation is available on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov and the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders may also request copies of the Corporation’s Consolidated Financial Statements and MD&A by contacting the Corporation at:

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd. Suite 306
St.-Laurent, Qc H5M 2V2
Phone: 800-936-9669
Email: info@nymox.com

Shareholder proposals intended to be presented at the Corporation’s Special Meeting meeting of shareholders must be submitted for inclusion in the Corporation’s proxy materials prior to April 13, 2015.

8)	BACKGROUND AND REASON FOR CHANGE IN DOMICILE

The background and reason for the change in domicile is to increase operational efficiency, reduce expenditures and for future corporate tax advantages.

9)	APPROVAL BY DIRECTORS

The contents of this Circular and the sending of such Circular to the shareholders have been approved by the Board of Directors of the Corporation.

March 31, 2015
Hasbrouck Heights, New Jersey

BY ORDER OF THE BOARD
OF DIRECTORS

/s/ Paul Averback MD
Paul Averback MD
CEO & President